Wildrose Mining, Inc.
                                  1013 S Cedar
                               Fullerton, CA 92833
                              (714) 441-2096 phone
                               (413) 793-3685 fax


May 6, 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wildrose Mining, Inc.

Dear Madam or Sir,

Please take this letter as the formal request of Wildrose Mining, Inc. to withdraw the previously filed Registration Statement on Form S-1 (File No.333-164639), which was initially filed on February 2, 2010. This request is being made as Wildrose Mining, Inc. has determined that the offering should not proceed at this time. Please be advised that no securities were sold as a result of this filing nor were any warrants converted as a result of this filing.

Please feel free to contact our Securities Counsel, Abby L Ertz, at (619) 840-8566 if you have any questions regarding this request.

Sincerely,


/s/ Robin M. Hansen
--------------------------
Robin M. Hansen, President